July 14, 2005

VIA EDGAR AND FEDERAL EXPRESS

H. Roger Schwall
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 04-05
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Alon USA Energy, Inc.
Registration Statement on Form S-1 Filed May 11, 2005
Registration No. 333-124797

Dear Mr. Schwall:

     On behalf of Alon USA Energy, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated July 13, 2005 (the “Comment Letter”), we are filing pre-effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement (the “Registration Statement”). We are sending under separate cover a copy of this response letter, four hard copies of Amendment No. 4, and four hard copies of Amendment No. 4 marked to show changes from pre-effective Amendment No. 3 to the Registration Statement filed on July 7, 2005.

     The Company has authorized us to provide to you the Company’s response to each comment in the Comment Letter. For your convenience, each of your comments is repeated and set forth in bold before the responses. All page references in the Company’s responses are to pages of the prospectus included in Amendment No. 4.

Mr. Schwall
Securities and Exchange Commission
July 14, 2005

Form S-1/A-3, Filed July 7, 2005

Use of Proceeds, page 24

     1. Given the restrictions contained in the debt agreements you reference, please revise the disclosure to further clarify and explain how the company will be capable of paying dividends in the future with proceeds other than those generated from the initial public offering.

          Response: Due to the restrictions limiting the ability of the Company’s subsidiaries to pay dividends contained within the Company’s revolving credit facility, which expires in December 2006, and in the Company’s term credit facility, which expires in January 2009, the Company obtained amendments to these credit facilities in contemplation of the offering to permit the payment of dividends with the net proceeds of the offering as described in the Registration Statement. Based on the 43,501,120 shares to be outstanding after the offering, or 44,776,120 shares if the over-allotment option is exercised in full, the Company’s aggregate annual dividend under its dividend policy would range between $6.96 million and $7.16 million per year. Therefore, the $47.9 million of net proceeds reflected in the Registration Statement will permit the Company to pay dividends pursuant to its dividend policy through the second quarter of 2012, significantly past the expiration of the Company’s existing credit facilities. In response to the Staff’s comment, the Company has added additional disclosure on page 24.

Selected Historical Consolidated and Combined Financial and Operating Data, page 30

Form S-1/A-3, Filed July 7, 2005

     2. We note that you have defined EBITDA as earnings before minority interest, income tax expense, interest expense, depreciation, amortization and gain on dispositions of assets. Please revise your description to refer to a measure that more appropriately describes this measure. This comment applies to your use of this measure throughout your filing. Additionally, clarify whether or not the calculation of this measure is consistent with the calculation of EBITDA referred to on page 54 related to certain financial covenants. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K and Question 10 of the June 13, 2004 Division of Corporation Finances’ Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which is at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

          Response: The Company has revised the description of the referenced measure throughout the Registration Statement to refer to “Adjusted EBITDA” rather than “EBITDA.” See, e.g., pages 8, 9, 11, 31, 32 and 33. The Company has added the requested disclosure on page 54 with respect to the calculation of EBITDA referred to on that page.

Mr. Schwall
Securities and Exchange Commission
July 14, 2005

Principal Stockholders, page 89

     3. Please supplement the disclosure to briefly explain the overall purpose of the transaction entered into between the parties to the July 6, 2005 agreement.

          Response: The Company has supplemented the referenced disclosure on page 90.

* * * * *

          The Company currently intends to seek acceleration of the effective date of the Registration Statement during the week of July 25, 2005. Appropriate acceleration requests will be submitted by facsimile and otherwise in compliance with Rule 461.

          The Staff’s attention to the Registration Statement is greatly appreciated. If you have any questions regarding this filing, please do not hesitate to contact me at (214) 969-5043 or Mark Betzen at (214) 969-3704.

Sincerely,

/s/ MARK T. GOGLIA

Mark T. Goglia

cc:	David Wiessman
Jeff Morris
Harlin R. Dean
Mellissa Duru
Mark E. Betzen
Damon Barber
Kris Heinzelman
Cameron D. MacDougall
Kevin Hughes